QKL Stores Inc.
4 Nanreyuan Street,
Dongfeng Road, Sartu District
Daqing, China 163300

December 11, 2013

William H. Thompson
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc.
Form 10-K for Fiscal Year Ended December 31, 2012 Filed April 15, 2013
Form 10-Q for Quarterly Period Ended September 30, 2013 Filed November 14, 2013
File No. 1-34498

Dear Mr. Thompson:

QKL Stores, Inc. (“We” or the “Company”) is submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on November 26, 2013 (the “Comment Letter”). In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for Fiscal Year Ended December 31, 2012 Consolidated Financial Statements

General

1.            ASC 220-10-45-1 requires an entity to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Please revise your financial statements to comply with ASC 220-10-45-1.

Response to Comment 1:

In response to the Staff’s comment, we have revised our financial statements to comply with ASC 220-10-45-1 to report comprehensive loss in a single continuous financial statement.

Report of Independent Registered Public Accountant, page F-1

2.            It is unclear from the wording in the introductory and opinion paragraphs whether your independent accountant audited the statements of operations, shareholders’ equity and cash flows and rendered an opinion on the results of operations and cash flows for each of the years ended December 31, 2012 and 2011. Please file a revised audit report that complies with Auditing Standards Codification, AU Section 508 and Rule 2-02 of Regulation S-X.

Response to Comment 2:

In response to the Staff’s comment, we have filed a revised audit report that complies with Auditing Standards Codification, AU Section 508 and Rule 2-02 of Regulation S-X.

Note 12 – Income Taxes, page F-35

3.            Please tell us your basis in GAAP for classifying non-current deferred tax assets as a current asset in your consolidated balance sheets.

Response to Comment 3:

In response to the Staff’s comment, our basis in GAAP for classifying non-current deferred tax assets as a current asset in our consolidated balance sheets is that our deferred income taxes are classified according to the expected reversal date of the temporary timing difference.

Based on our management’s best estimation and our annual financial budget as at December 31, 2012, the expected reversal date of the temporary timing difference of our deferred income tax asset would be within 12 months of that year ended. Therefore, the amount was reclassified to current asset from the non-current deferred tax assets.

Form 10-Q for Period Ended September 30, 2013 Exhibits 31.1 and 31 .2

4.            We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response to Comment 4:

In response to the Staff’s comment, in future filings, the identification of the certifying individual at the beginning of the certification will be revised so as not to include the individual’s title.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact Mr. Lawrence Venick, Esq. at +86 10 5954 3688, or Ms. Vivien Bai, Esq. at +86 10 59543557, our legal counsel.

Sincerely,

QKL Stores Inc.

By : /s/Tsz-Kit Chan____________

Name: Tsz-Kit Chan

Title: Chief Financial Officer

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